I, David Norris, certify that:

(1) the financial statements of Guardian Athletics, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Guardian Athletics, Inc. included in this Form reflects accurately the information reported on the tax return for Guardian Athletics, Inc. filed for fiscal year ended Dec 31st, 2020.

David Norris

David Norris

CEO

10, Mar 2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.